Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Privately-Negotiated Share Repurchase

Macau, Wednesday, March 8, 2023 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (the “Company”), a developer, owner and operator of integrated resort facilities in Asia and Europe, today announces that it has entered into a share repurchase agreement with Melco International Development Limited (“MIDL”) and Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a wholly-owned subsidiary of MIDL, pursuant to which the Company will repurchase 40,373,076 of the Company’s ordinary shares from Melco Leisure (the “Transaction”). The aggregate purchase price is US$169,836,073.04, which represents a per share price of approximately US$4.2067 (equivalent to US$12.62 per American depositary share of the Company, each representing three ordinary shares). Closing of the Transaction is subject to the satisfaction of customary conditions. At the closing of the Transaction, the facility agreement with MIDL pursuant to which a US$250.0 million revolving loan facility was granted by the Company as lender to Melco International as borrower will also be terminated following the settlement of all amounts due thereunder by MIDL to the Company. A repayment of US$200 million by MIDL to the Company was already made in January 2023. In addition to the privately-negotiated Transaction, the Company’s previously announced US$500 million share repurchase program remains in effect, of which approximately US$412 million remains available for future repurchases under the program.

Entry into the share repurchase agreement in respect of the Transaction was unanimously approved by the disinterested members of the Audit and Risk Committee of the Company. The Audit and Risk Committee engaged independent financial and legal advisors to assist in its evaluation process.

Prior to the Transaction, Melco Leisure owned approximately 727.7 million shares, or approximately 53.1%, of the Company’s outstanding shares. Following the Transaction, Melco Leisure will own approximately 687.4 million shares, which, following the cancellation of the repurchased shares, will represent approximately 51.7% of the Company’s outstanding shares. The Company will continue to be a subsidiary of MIDL, and the financial results of the Company will continue to be consolidated in the financial statements of MIDL.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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